EXHIBIT (e)(3)

[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

March 17, 2011

Via Federal Express and E-Mail

Confidential

Mr. Stafford O’Kelly

President

Abbott Molecular Inc.

1300 E. Touhy

Des Plaines, IL 60018

Dear Stafford:

We are writing with respect to the (i) Royalty Agreement (the “Royalty Agreement”), effective as of October 1, 2008, by and between Celera Corporation (“Celera”) and Abbott Laboratories (“Abbott”) and (ii) Distribution Agreement (the “Distribution Agreement”), effective as of October 1, 2008, between Celera and Abbott Molecular Inc. (“AMI”). The Royalty Agreement and the Distribution Agreement are collectively referred to herein as the “Agreements.” Capitalized terms used herein without definition shall have the meaning ascribed thereto in the Agreements.

To eliminate any potential uncertainty for the benefit of the Parties to the Agreements, we ask that you acknowledge and agree, by executing a counterpart to this letter, to amend the Agreements as follows:

In the event of a Change of Control (as defined below):

1.	None of the Acquiring Group (as defined below) shall be deemed to be an Affiliate of Celera for any purposes of the Agreements.

2.	The Acquiring Group shall be deemed to be a “Third Party” for purposes of the Agreements.

3.	So long as the Distribution Agreement is in effect, none of the Acquiring Group or the Celera Group (as defined below) shall market, promote, solicit, sell or distribute Celera Products (i) in the Territory during the Initial Term or (ii) in the Territory outside the EEA during any Renewal Term, except through AMI as the exclusive distributor thereof.

4.	So long as the Distribution Agreement is in effect, none of the Acquiring Group shall purchase or acquire any Celera Products for use in diagnostic testing services other than through AMI.

5.

Section 13.1 of the Distribution Agreement shall be amended to state: This Agreement will commence on the Effective Date and, unless sooner terminated as provided in this Agreement, will continue in effect until the seventh (7th) anniversary hereof (“Initial Term”). This Agreement will automatically continue for two (2) consecutive twenty-four (24)-month renewal terms (each, a “Renewal Term”) unless and until one Party provides the other Party notice of an intent not to renew, such notice to be delivered to the other Party not less than twelve (12) months before expiration of the Initial Term or any subsequent Renewal Term. If automatically renewed for two (2) twenty-four (24)-month Renewal Terms, this Agreement will finally expire on the eleventh (11th) anniversary of the Effective Date.

6.	Sections 2.15 (c), (d) and (e) of the Distribution Agreement shall be amended to state:

(c)	For (i) Calendar Year 2011, the Sales Minimum will be [*] U.S. Dollars (US$[*]) and (ii) each subsequent Calendar Year during the Initial Term, the Sales Minimum will be the greater of [*] U.S. Dollars (US%[*]) or [*] percent ([*]%) of AMI’s long-range plan forecast for Celera Products for such Calendar Year, as determined six (6) months prior to the start of such Calendar Year; provided, the Sales Minimum for each Calendar Year after the Initial Term, if any, will be adjusted pro rata based upon AMI’s purchases for distribution in the EEA pursuant to Section 3.1.

(d)	By August 31, 2014, AMI will provide to Celera a non-binding forecast for Celera Products in the Territory for the first Renewal Term for the purpose of agreement by the Parties on the Sales Minimums for such first Renewal Term, if any.

(e)	By August 31, 2016, AMI will provide to Celera a non-binding forecast for Celera Products in the Territory for the second Renewal Term for the purpose of agreement by the Parties on the Sales Minimums for such second Renewal Term, if any.

7.	Section 2.17 of the Distribution Agreement shall be amended as follows:

The word “or” shall be deleted at the end of Section 2.17(i);

The period at the end of Section 2.17(j) shall be replaced with “; or” and

A new Section 2.17(k) shall be added as follows:

(k) a decision by the Acquiring Group not to purchase, or to reduce its purchases, of Celera Products as compared to such purchases over the twelve-month period ended June 30, 2010.

8.	So long as either of the Agreements is in effect, Celera shall not resell, lease or place m2000 Instruments to or with the Acquiring Group.

9.	None of the Acquiring Group shall have the right to develop or distribute Molecular Diagnostic Products designed to be used on the m2000 Instruments, unless otherwise agreed to by Abbott or AMI.

10.	Celera shall not share Confidential Information of Abbott or AMI with the Acquiring Group for the time periods specified in the Agreements.

A “Change of Control” shall be deemed to occur in the event (x) an entity listed on Schedule 1 hereto becomes the beneficial owner, directly or indirectly, of more than 50% of the outstanding voting securities of Celera or (y) of the sale of all or substantially all of the assets of Celera to an entity listed on Schedule 1 hereto. The “Acquiring Group” shall mean the acquiring parent entity and its Affiliates (other than any member of the Celera Group). The “Celera Group” shall mean Celera and its Affiliates as of the date immediately preceding the Change of Control.

Except as otherwise modified by the foregoing provisions, the terms and conditions of the Agreements shall remain in full force and effect. Sections of the Agreements affected by the aforementioned amendments shall be changed mutatis mutandis.

In the event that: (i) there is no Change of Control within 180 days after the date of this letter; or (ii) the acquiring parent entity fails to acknowledge and agree to this letter as provided below within two (2) business days following the Change of Control, this amendment shall be null and void.

Sincerely

Celera Corporation

/s/ Kathy Ordoñez
By: Kathy Ordoñez
Its: CEO

[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Agreed:

Abbott Laboratories

/s/ Stafford O’Kelly
By: Stafford O’Kelly
Its: Vice President

Abbott Molecular Inc.

/s/ Stafford O’Kelly
By: Stafford O’Kelly
Its: President

cc: Director, Licensing & Business Development

Abbott Molecular Inc.

1300 East Touhy Avenue

Des Plaines, IL 60018

FAX: 847-361-7578

VP, Corporate Transactions

& Medical Products Legal Operations

Abbott Laboratories

100 Abbott Park Road

Dept. 322 - AP6A-2

Abbott Park, IL 60064

FAX: 847-938-1206

Acknowledged and Agreed on behalf of itself and its Affiliates:

Acquiring Group:

By:
Its:

[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Schedule 1

Quest Diagnostics Incorporated

[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.